17009525

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Palmetto Park Road Suite # 800
(No. and Street)

Boca Raton, (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Butkevits 561-350-6738
(Area Code – Telephone Number)

RECEIVED 2017 MAR -2 AM 8:03 SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road Unit 303 (Address) Coconut Creek (City) Florida (State) 33073 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 MAR -2 AM 8:03 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent Butkevits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Zeus Securities, Inc.

We have audited the accompanying statement of financial condition of Zeus Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Zeus Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, consisting of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Zeus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Zeus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants
Coconut Creek, Florida
March 28, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

ZEUS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	17,811
Prepaid expenses		1,187
Total assets	$	18,998

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	500
Total liabilities		500
Shareholders' equity		
Common Stock	$	10,000
Paid in Capital		972,471
Retained Earnings		(963,973)
Total Shareholders' equity		18,498
Total Liabilities and Shareholders' Equity	$	18,998

See accompanying notes to financial statements

ZEUS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commission Income	$	1,275
Mutual Fund Income		8,000
Other Income		898
Total revenue		10,173
Expenses:		
Commission epense		24,700
Clearing Costs		2,665
Communication/Email Expense		292
Professional fees		12,040
Rent and Occupancy Costs		4,426
Regulatory fees		1,632
Other expenses		2,734
Total expenses		48,490
Other Income (Expense)		
Interest Income		34
Total other		34
Net Loss	$	(38,283)

See accompanying notes to financial statements

Zeus Securities, Inc.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2016

	Common Stock - $1.00 Par Value Shares		Amount		Additional Paid in Capital		Accumulated Deficit		Total
Balance,December 31, 2015	10,000	$	10,000	$	936,930	$	(925,690)	$	21,240
Capital Contibution	-			$	35,541			$	35,541
Net Loss for year							(38,283)		(38,283)
Balance, December 31, 2016	10,000	$	10,000	$	972,471	$	(963,973)	$	18,498

See accompanying notes to financial statements

ZEUS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net Loss	$ (38,283)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(830)
Commission receivable	2,436
Clearing deposit	25,000
Increase (decrease) in:	
Commission payable	(3,500)
Accrued expenses	(5,190)
Net cash used in operating activities	(20,367)
Cash flows from financing activities:	
Contributions	35,542
Net cash provided by financing activities	35,542
Net decrease in cash	15,175
Cash, beginning of year	2,637
Cash, end of year	$ 17,813

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Zeus Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a New York Corporation. The Company has adopted December 31 as its year end.

The Company cleared all of its securities transactions through security clearing brokers. The Company has entered into an agreement to sell 100% of it's stock to Orchid Bay Financial Holding, LLC. The clearing arrangement with Hilltop Securities (f/k/a FirstSouthwest Securities) has been terminated and all customer accounts have been transferred out. The LLC has received a commitment from Pershing to be the clearing house for the broker dealer upon approval by FINRA.. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

The Company also sells life insurance, deferred annuity contracts and earns some mutual fund commissions where they deal directly with the seller and the clearing broker. There will be agreements between the Company and Pershing Securities that all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis through Pershing Securities. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules were carried by FirstSouthwest Securities, and new accounts will be carried by Pershing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2016, the company had no cash equivalents.

Revenue Recognition

The company earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. The company is an introducing broker and had cleared through Hilltop Securities, Inc. and also executes mutual funds and variable annuities application way. The Company's financial statements are prepared using the accrual method of accounting.

Mutual Fund Trail Revenues were fifty seven (57) percent of the total revenues of $10,173 received during the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder (Estate) is liable for individual federal income taxes on its share of the Company's income, deductions, losses and credits.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2013 and through February 18, 2015, Company ownership was entirely held by the Estate of Alan Davidson. On February 19, 2015, the trustee for the estate (Company) and ZAI Capital (US) LLC (Purchaser) entered into a stock purchase agreement to purchase twenty four and nine tenths percent (24.9%) of the company's shares. As ZAI defaulted on the contract, in September 2016 Zeus Securities received a release from ZAI giving back the shares for a return of some of the monies paid.

Orchid Bay Financial Group, LLC. entered into an agreement to purchase 10% of the stock of the Company up front and the 90% balance upon approval by FINRA. Orchid Bay Financial Group has also entered into an agreement to pay bills in return for capital contribution. (See note 8)

During the year ended December 31, 2016, Orchid Bay Financial Group, LLC, on behalf of the Company, paid $1,571 of the Company's expenses, including the 2017 FINRA membership fee.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $17,311 which was $12,311 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .0289 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits of $ 250,000. The company has experienced no losses in their accounts and believes that the risk of loss is minimal.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2016, the Company's has no financial assets that require fair value measurement.

NOTE 7 – COMMITMENTS

Lease

As of December 31, 2016 our office was located at 71 Paddington Circle, Smithtown, NY 11787. This is a private residence and there is no lease commitment. No minimum future lease payments are applicable for disclosure. The storage rent for the year ended December 31, 2016 was $1,785. There are no more storage payments.

As of January 2017, the company's main address is 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

NOTE 8 – SHAREHOLDERS' EQUITY

As of December 31, 2016, Orchid Bay Financial Group had paid for registration cost of new personnel and also costs for the Broker Dealer license renewal for both FINRA and the States. The additional paid in capital as of December 31, 2016 was $1,571.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 28, 2017, the date the financial statements were available to be issued.

During the year 2016, Zeus Securities, Inc. entered into an agreement with Orchid Bay Financial Group, LLC, 100% owned by an unrelated third party, to purchase all of the stock of the company. As of December 31, 2016, only 10% of the shares were distributed. The balance will be delivered upon approval of FINRA. Orchid Bay Financial Holdings, LLC has agreed to pay expenses to maintain regulatory compliance, and other expenses attributable to business continuity and ownership conversion. These payments, on behalf of the company, are in exchange for capital contributions.

SUPPLEMENTAL INFORMATION

ZEUS SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital computation:

Total shareholder's equity	$ 18,498
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	1,187
Total non-allowable assets	1,187
Net capital before haircuts on securities positions	17,311
Total haircuts on securities	-
Net capital	17,311
Required minimum capital	5,000
Excess net capital	$ 12,311

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 500
Ratio of aggregate indebtedness to net capital	0.029

Reconciliation:

Net capital, per unaudited December 31, 2016 FOCUS report, as filed	$ 17,311
Audit Adjustments	-
Net capital, per December 31, 2016 audited report, as filed	$ 17,311

See report of independent public accounting firm

ZEUS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSIN AND CONTROL REQUIREMENTS UNDER RULE 15-C-3-3 OF THE SECURITIES AND EXHANGE COMMISSION
DECEMBER 31, 2016

Zeus Securities, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) ie., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Zeus Securities, Inc.
150 E Palmetto Park Rd
Suite # 800
Boca Raton, Florida 33432

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2016

Zeus Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Vincent Butkevits
CEO

February 7, 2017

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Zeus Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Zeus Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Zeus Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Zeus Securities, Inc. stated that Zeus Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Zeus Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zeus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

Certified Public Accountants
Coconut Creek, Florida
March 28, 2017

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519